SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Amendment No. 6

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

762760106

(CUSIP Number)

William L. Phillips III, Assistant Secretary

One Alpha Place, P.O. Box 16429, Bristol, Virginia

Tel: (276) 285-2134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762760106	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Alpha Natural Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,322,756 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER 4,016,146
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,322,756 (see items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.8%**
14	TYPE OF REPORTING PERSON CO

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Persons (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,383,510 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2015 with the Securities and Exchange Commission (the “Commission”).

CUSIP No. 762760106	13D	Page 3 of 13 Pages

Item 1. Security and Issuer

This Schedule 13D/A (the “Schedule 13D/A”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Rice Energy Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.

Item 2. Identity and Background

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 2.

This Schedule 13D/A is being filed by Alpha Natural Resources, Inc. (“Alpha”), on behalf of itself and its indirect wholly owned subsidiary, Foundation PA Coal Company, LLC (“Foundation”).

Alpha is incorporated under the laws of the state of Delaware. Alpha is one of the largest and most regionally diversified coal suppliers in the United States. Alpha is the sole controlling member of Alpha American Coal Holding, LLC, a Delaware limited liability company (“ACH”). The principal business of ACH is to serve as a holding company. ACH is the sole controlling member of Alpha American Coal Company, LLC, a Delaware limited liability company (“ACC”). The principal business of ACC is to serve as a holding company. ACC is the sole controlling member of Foundation, a Delaware limited liability company. The principal business of Foundation is to serve as a holding company. The business address of each of Alpha, ACH, ACC and Foundation (collectively, the “Alpha Entities”) is One Alpha Place, P.O. Box 16429, Bristol, VA 24209.

Foundation directly holds 4,016,146 shares of Common Stock of the Issuer. Because of Alpha’s relationship to Foundation, Alpha is deemed to beneficially own 4,016,146 shares of Common Stock of the Issuer.

The name, residence or business address and present principal occupation or employment of each director and executive officer of each of the Alpha Entities are listed on Schedule A hereto.

Other than as described in Schedule B, during the last five years, none of the Alpha Entities or, to Alpha’s best knowledge, none of the directors and executive officers listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 2 and Item 5 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 4.

In 2010, Foundation entered into a 50/50 joint venture (the “Alpha Shale JV”) with Rice Drilling C LLC, a wholly owned subsidiary of Rice Drilling B LLC, in order to develop a portion of Alpha’s Marcellus Shale natural gas holdings in southwest Pennsylvania. On December 6, 2013, Foundation, Rice Drilling C LLC and the Issuer entered into a transaction agreement (the “Transaction Agreement”). Pursuant to the Transaction Agreement, Foundation agreed to transfer its 50% interest in the Alpha Shale JV to the Issuer in exchange for total consideration

CUSIP No. 762760106	13D	Page 4 of 13 Pages

of $300 million, consisting of $100 million of cash and the issuance by the Issuer to Foundation of 9,523,810 shares of Common Stock concurrently with, and contingent upon, the consummation of the Issuer’s initial public offering (the “Initial Offering”). On January 29, 2014, the Issuer completed the Initial Offering, and on the same date, issued 9,523,810 shares of Common Stock to Foundation.

In addition, on January 29, 2014, Alpha entered into a stockholders’ agreement (as amended on August 8, 2014, the “Stockholders’ Agreement”) between the Issuer, Rice Energy Holdings LLC (“Rice Holdings”), Rice Energy Family Holdings, LP (“Rice Partners”) and NGP Rice Holdings LLC (“NGP Holdings”, and together with Rice Holdings and Rice Partners, the “Other Reporting Persons”). Pursuant to the Stockholders’ Agreement, each of Rice Holdings, NGP Holdings and their affiliates, including Rice Partners, and Alpha has the right to designate a certain number of nominees to the Issuer’s Board of Directors, subject to the limitations and conditions set forth therein, including the ownership of a specified percentage of the outstanding shares of Common Stock. The Stockholders’ Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of Common Stock, to cause the election of the nominees designated by Rice Holdings, NGP Holdings and Alpha. As a result, the parties thereto may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Exchange Act (the “Group”), and Alpha may be deemed to beneficially own the 54,306,610 shares of Common Stock of the Issuer beneficially owned by the Other Reporting Persons, as reported on a Schedule 13D filed by the Other Reporting Persons with the Commission on February 10, 2014, as amended by Amendment No. 1 to the Schedule 13D filed by the Other Reporting Persons with the Commission on August 21, 2014, as further amended by Amendment No. 2 to the Schedule 13D filed by the Other Reporting Persons with the Commission on November 26, 2014, as further amended by Amendment No. 3 to the Schedule 13D filed by the Other Reporting Persons with the Commission on January 14, 2015, as further amended by Amendment No. 4 to the Schedule 13D filed by the Other Reporting Persons with the Commission on May 22, 2015, as further amended by Amendment No. 5 to the Schedule 13D filed by the Other Reporting Persons with the Commission on June 18, 2015 and as further amended by the Amendment No. 6 to the Schedule 13D filed by the Other Reporting Persons with the Commission on December 21, 2015 (as amended, the “Other Reporting Persons’ Amended Schedule 13D”).

On January 24, 2014, Kevin S. Crutchfield was appointed to the Issuer’s Board of Directors, effective on January 29, 2014. Pursuant to the Stockholders’ Agreement, Alpha designated Mr. Crutchfield as its nominee to the Issuer’s Board of Directors.

Furthermore, on January 29, 2014, pursuant to the Master Reorganization Agreement (the “Master Reorganization Agreement”) among the Issuer, Rice Drilling B LLC, Rice Energy Appalachia LLC (“Rice Appalachia”), Rice Holdings, Rice Partners, NGP Holdings, NGP RE Holdings, LLC, (“NGP RE Holdings”), NGP RE Holdings II, LLC (“NGP RE II” and, together with NGP RE Holdings, “Natural Gas Partners”), Mr. Daniel J. Rice III, Rice Merger LLC (“Merger Sub”) and each of the persons holding incentive units representing interests in Rice Appalachia (collectively, the “Incentive Unitholders”) dated as of January 23, 2014, (i) (a) Rice Partners contributed a portion of its interests in Rice Appalachia to Rice Holdings, (b) Natural Gas Partners contributed its interests in Rice Appalachia to NGP Holdings and (c) the Incentive Unitholders contributed a portion of their incentive units to Rice Holdings and NGP Holdings, each in return for substantially similar incentive units in such entities; (ii) NGP Holdings, Rice Holdings and Mr. Daniel J. Rice III contributed their respective interests in Rice Appalachia to the Issuer in exchange for 43,452,550, 20,300,923 and 2,356,844 shares of Common Stock, respectively; (iii) Rice Partners contributed its remaining interest in Rice Appalachia to the Issuer in exchange for 20,000,000 shares of Common Stock; (iv) the Incentive Unitholders contributed their remaining interests in Rice Appalachia to the Issuer in exchange for 160,831 shares of Common Stock, each of which were issued by the Issuer in connection with the closing of the Initial Offering.

On January 29, 2014, Foundation entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and Rice Holdings, Rice Partners, Mr. Daniel J. Rice III and NGP Holdings (collectively, the “Initial Holders”).

Pursuant to the Registration Rights Agreement, at any time after the closing of the Initial Offering, subject to the limitations set forth therein, any Initial Holder has the right to require the Issuer by written notice to prepare and file a registration statement registering the offer and sale of a number of their shares of Common Stock. Generally, the Issuer is required to provide notice of the request within five business days following the receipt of such demand request to all additional holders of Registrable Securities (as defined below), who may, in certain

CUSIP No. 762760106	13D	Page 5 of 13 Pages

circumstances, participate in the registration. The Issuer is not obligated to effect more than one demand registration during any six-month period or within 180 days of the Initial Offering or within 90 days after the closing of any underwritten offering of shares of Common Stock. The Issuer is also not obligated to effect any registration in which the anticipated aggregate offering price included in such offering is less than $30 million. The Issuer is required to maintain the effectiveness of any such registration statement until the earlier of 180 days (or two years if a “shelf registration” is requested) after the effective date and the consummation of the distribution by the participating holders.

In addition, subject to certain exceptions, if at any time the Issuer proposes to register an offering of common stock for its own account, then the Issuer must give at least five business days’ notice to all holders of Registrable Securities to allow them to include a specified number of their shares in that registration statement.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The obligations to register shares under the Registration Rights Agreement will terminate when no Registrable Securities remain outstanding. Registrable Securities means all shares of Common Stock that were owned by the Initial Holders as of January 29, 2014 other than shares (i) sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (ii) sold in a transaction pursuant to Rule 144 under the Securities Act, or (iii) that have ceased to be outstanding.

In August 2014, Foundation participated, pursuant to an exercise of its rights under the Registration Rights Agreement, as one of the selling stockholders in an underwritten registered offering of the Common Stock (the “Second Offering”). In connection with the Second Offering, on August 13, 2014, Foundation and NGP Holdings, as the selling stockholders, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co., as representative of the several underwriters named therein (the “Underwriters”). On August 19, 2014, the Second Offering closed, pursuant to which Foundation disposed of 3,114,825 shares of Common Stock, receiving net proceeds of $26.27625 per share of Common Stock. Following the Second Offering, Foundation had sole dispositive power over 6,408,985 shares of Common Stock of the Issuer.

On November 6, 2014, in accordance with the terms of the Stockholders’ Agreement, Kevin S. Crutchfield resigned from the Issuer’s Board of Directors, effective immediately.

On November 17, 2014, Rice Partners made a pro rata liquidating distribution pursuant to its Agreement of Limited Partnership dated as of February 9, 2007. Prior to the dissolution of Rice Partners, (i) Rice Energy Management LLC, a Delaware limited liability company (“Rice Management”) was the general partner of Rice Partners, and owned a 1.0% general partnership interest in Rice Partners and (ii) Rice Energy Irrevocable Trust, a Massachusetts trust (“Rice Energy Irrevocable Trust”) owned a 99.0% limited partnership interest in Rice Partners. Following the dissolution and liquidation of Rice Partners, on November 18, 2014, Rice Management made a pro rata liquidating distribution pursuant to its Limited Liability Company Agreement dated as of February 8, 2007 to its sole member, Daniel J. Rice III. As a result of the pro rata liquidating distributions by Rice Partners and Rice Management, the 20,000,000 shares of Common Stock beneficially owned by Rice Partners was distributed to Rice Energy Irrevocable Trust and Daniel J. Rice III in the amounts of 19,800,000 shares and 200,000 shares, respectively. On November 17, 2014, Rice Partners and Rice Energy Irrevocable Trust entered into an Agreement of Assignment and Assumption, pursuant to which Rice Partners assigned all of its rights, and Rice Energy Irrevocable Trust assumed all of the obligations of Rice Partners, under the Stockholders’ Agreement.

On September 28, 2015, Rice Holdings made a pro rata distribution pursuant to its Amended and Restated Limited Liability Company Agreement, dated as of January 29, 2014. As a result of the pro rata distribution by Rice Holdings, 132,038 shares of Common Stock of the Issuer beneficially owned by Rice Holdings were distributed to certain members of Rice Holdings.

CUSIP No. 762760106	13D	Page 6 of 13 Pages

On December 9, 2015, Rice Holdings made a distribution pursuant to the First Amendment to its Amended and Restated Limited Liability Company Agreement, dated as of December 9, 2015. As a result of the distribution by Rice Holdings, 15,000,000 shares of Common Stock of the Issuer beneficially owned by Rice Holdings were distributed to Rice Energy Irrevocable Trust. The shares of Common Stock of the Issuer held by Rice Energy Irrevocable Trust are for the benefit of the children of Daniel J. Rice III and his descendants. Daniel J. Rice III is the spouse of Kathleen L. Peto who is a trustee of Rice Energy Irrevocable Trust. Daniel J. Rice III has beneficial ownership of 2,556,844 shares of Common Stock of the Issuer. Kathleen L. Peto disclaims beneficial ownership of the shares held by Daniel J. Rice III.

Subsequent to the Second Offering and through the date of this Schedule 13D/A, Foundation has sold 2,392,839 shares of the Common Stock through open-market transactions conducted in accordance with Rule 144, including 251,520 shares of the Common Stock sold by Foundation since the filing of Amendment No. 5 to the Schedule 13D filed on June 18, 2015. As of the date hereof, Foundation has sole dispositive power over 4,016,146 shares of Common Stock of the Issuer.

The descriptions of the Transaction Agreement, the Stockholders’ Agreement, the Master Reorganization Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, the Stockholders’ Agreement, the Master Reorganization Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreement (the form of which is included as Annex A to the Underwriting Agreement), which have been filed as exhibits hereto and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D/A and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 136,383,510 shares of Common Stock of the Issuer, based on the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2015 with the Commission.

Pursuant to Rule 13d-3 of the Act, the Alpha Entities may be deemed to beneficially own 58,322,756 shares of Common Stock of the Issuer, which constitutes approximately 42.8% of the outstanding Common Stock of the Issuer.

(c) As reported on the Other Reporting Persons’ Amended Schedule 13D, the Other Reporting Persons own 54,306,610 shares of Common Stock.

Except as set forth in this Item 5, none of the Alpha Entities nor, to Alpha’s best knowledge, without independent verification, any other person named in Item 2 hereof, has effected any transaction in shares of the Issuer’s Common Stock during the past 60 days. Except as set forth in this Item 5, none of the Other Reporting Persons, to Alpha’s knowledge based on the Other Reporting Persons’ Amended Schedule 13D, has effected any transaction in shares of the Issuer’s Common Stock during the past 60 days.

(d) To Alpha’s best knowledge, no person other than the Alpha Entities has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Alpha Entities identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

CUSIP No. 762760106	13D	Page 7 of 13 Pages

Rice Energy Irrevocable Trust holds 13,000,000 shares of Common Stock of the Issuer in a brokerage account with UBS Financial Services Inc. (“UBS”). Pursuant to UBS’s standard client account agreement, UBS holds a lien on all assets in the account (including such shares of the Common Stock of the Issuer) as security for amounts borrowed from time to time on margin, subject to applicable federal margin regulations, stock exchange regulations and UBS credit policies.

On December 15, 2014, Rice Energy Irrevocable Trust entered into a line of credit agreement with Morgan Stanley Private Bank, National Association (“Morgan Stanley”), under which the Rice Energy Irrevocable Trust may borrow up to $33,000,000 (the “Line of Credit Agreement”), and a Financial Assets Security Agreement (the “Security Agreement”), pursuant to which Rice Energy Irrevocable Trust has pledged 6,750,000 shares of Common Stock of the Issuer as security for the obligations of the Rice Energy Irrevocable Trust to Morgan Stanley under the Line of Credit Agreement. In an event of default under the Line of Credit Agreement, Morgan Stanley may declare all outstanding borrowings, with accrued interest, to be immediately due and payable, and if the Rice Energy Irrevocable Trust is unable to pay such amounts, Morgan Stanley may foreclose on the pledged stock and any other collateral that then secures the Rice Energy Irrevocable Trust’s obligations under the Line of Credit Agreement.

In addition to the shares of Common Stock of the Issuer held by Rice Energy Irrevocable Trust in its UBS margin account described above, shares of Common Stock of the Issuer owned by any Reporting Persons may be held in margin accounts, subject to applicable federal margin regulations, stock exchange regulations and the various brokerage firms’ credit policies.

Item 7. Material to Be Filed as Exhibits

1.	Transaction Agreement, dated as of December 6, 2013, among Foundation PA Coal Company, LLC, Rice Drilling C LLC and Rice Energy Inc. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 001-32331) filed with the Commission on December 9, 2013).

2.	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Rice Energy Inc. (File No. 001-36273) filed with the Commission on February 4, 2014) and the First Amendment to the Stockholders’ Agreement, dated August 8, 2014 (Incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q of Rice Energy Inc. (File No. 001-36273) filed with the Commission on August 11, 2014).

3.	Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Rice Energy Inc. (File No. 001-36273) filed with the Commission on January 29, 2014).

4.	Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Rice Energy Inc. (File No. 001-36273) filed with the Commission on February 4, 2014).

5.	Underwriting Agreement, dated as of August 13, 2014, by and among Rice Energy Inc., NGP Rice Holdings LLC, Foundation PA Coal Company, LLC and Goldman, Sachs & Co., as representative of the several underwriters named therein (Incorporated by reference to Exhibit 1.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on August 19, 2014).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015

Alpha Natural Resources, Inc.

By:	/s/ William L. Phillips III
Name: William L. Phillips III
Title: Assistant Secretary

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Schedule A

Executive Officers and Directors

Alpha Natural Resources, Inc.

The following sets forth the name, present principal occupation and citizenship of each of the directors and executive officers of Alpha Natural Resources, Inc. All addresses are c/o Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 16429, Bristol, VA 24209.

Name and Title	Principal Occupation	Citizenship
Kevin S. Crutchfield Chairman and Chief Executive Officer	Chairman and Chief Executive Officer Alpha Natural Resources, Inc.	United States

William J. Crowley, Jr. Director	Partner, Retired Arthur Anderson LLP	United States

E. Linn Draper, Jr. Director	Chairman, President and Chief Executive Officer, Retired American Electric Power	United States

Deborah M. Fretz Director	President and Chief Executive Officer, Retired Sunoco Logistics Partners, LP	United States

P. Michael Giftos Director	Executive Vice President and Chief Commercial Officer, Retired CSX Corporation	United States

L. Patrick Hassey Director	Chairman and Chief Executive Officer, Retired Allegheny Technologies, Incorporated	United States

Joel Richards, III Director	Principal Joel Richards and Associates, LLC	United States

Gary W. Banbury Executive Vice President and Chief Administrative Officer	Executive Vice President and Chief Administrative Officer Alpha Natural Resources, Inc.	United States

Philip J. Cavatoni Executive Vice President, Chief Financial and Strategy Officer	Executive Vice President, Chief Financial and Strategy Officer Alpha Natural Resources, Inc.	United States

Mark M. Manno Executive Vice President, Chief Procurement Officer	Executive Vice President, Chief Procurement Officer Alpha Natural Resources, Inc.	United States

Richard H. Verheij	Executive Vice President Alpha Natural Resources, Inc.	Canada

CUSIP No. 762760106	13D	Page 10 of 13 Pages

Name and Title	Principal Occupation	Citizenship

V. Keith Hainer Executive Vice President – Mining Operations	Executive Vice President – Mining Operations Alpha Natural Resources, Inc.	United States

Alan W. Jones Jr. Senior Vice President, Chief Accounting Officer and Controller	Senior Vice President and Chief Accounting Officer Alpha Natural Resources, Inc.	United States

Alpha American Coal Holding, LLC

The following sets forth the name, present principal occupation and citizenship of each of the directors and executive officers of Alpha American Coal Holding, LLC. All addresses are c/o Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 16429, Bristol, VA 24209.

Name and Title	Principal Occupation	Citizenship
Kevin S. Crutchfield President and Manager	Chairman and Chief Executive Officer Alpha Natural Resources, Inc.	United States

Philip J. Cavatoni Vice President and Treasurer	Executive Vice President, Chief Financial and Strategy Officer Alpha Natural Resources, Inc.	United States

Mark M. Manno Vice President and Secretary	Executive Vice President, Chief Procurement Officer Alpha Natural Resources, Inc.	United States

Alpha American Coal Company, LLC

The following sets forth the name, present principal occupation and citizenship of each of the directors and executive officers of Alpha American Coal Company, LLC. All addresses are c/o Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 16429, Bristol, VA 24209.

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Name and Title	Principal Occupation	Citizenship
Kevin S. Crutchfield President and Manager	Chairman and Chief Executive Officer Alpha Natural Resources, Inc.	United States

Philip J. Cavatoni Vice President and Treasurer	Executive Vice President, Chief Financial and Strategy Officer Alpha Natural Resources, Inc.	United States

Mark M. Manno Vice President and Secretary	Executive Vice President, Chief Procurement Officer Alpha Natural Resources, Inc.	United States

Foundation PA Coal Company, LLC

The following sets forth the name, present principal occupation and citizenship of each of the directors and executive officers of Foundation PA Coal Company, LLC. All addresses are c/o Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 16429, Bristol, VA 24209.

Name and Title	Principal Occupation	Citizenship
Eric D. Salyer President and Manager	Vice President – Operations Maxxim Shared Services, LLC	United States

Philip J. Cavatoni Vice President and Treasurer	Executive Vice President, Chief Financial and Strategy Officer Alpha Natural Resources, Inc.	United States

Mark M. Manno Vice President and Secretary	Executive Vice President, Chief Procurement Officer Alpha Natural Resources, Inc.	United States

James A. Cappucci Vice President	Director – Gas Operations	United States

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Schedule B

On June 1, 2011, Alpha completed the acquisition (the “Massey Acquisition”) of Massey Energy Company (“Massey”). On April 5, 2010, prior to the Massey Acquisition, an explosion occurred at the Upper Bigger Branch (“UBB”) mine, resulting in the deaths of 29 miners. The Federal Mine Safety and Health Administration (“MSHA”), the Office of Miner’s Health, Safety, and Training of the State of West Virginia (“State”), and the Governor’s Independent Investigation Panel (“GIIP”) initiated investigations into the cause of the UBB explosion and related issues. Additionally, the U.S. Attorney for the Southern District of West Virginia (the “Office”) commenced a grand jury investigation. The GIIP published its final report on May 19, 2011; MSHA released its final report on December 6, 2011; and the State released its final report on February 23, 2012.

On December 6, 2011, Alpha, the Office and the United States Department of Justice entered into a Non-Prosecution Agreement (the “Agreement”) resolving the criminal investigation against Massey and its affiliates relating to the UBB explosion and other health and safety related issues at Massey, and Alpha also reached a comprehensive settlement with MSHA resolving outstanding civil citations, violations, and orders related to MSHA’s investigation arising from the UBB explosion and other non-UBB related matters involving legacy Massey entities prior to the Massey Acquisition.

Under the terms of the Agreement and MSHA settlement, Alpha agreed to pay outstanding MSHA fines, and agreed to invest in additional measures designed to improve miner health and safety, provide restitution to the families of the fallen miners and two individuals injured in the UBB explosion, and create a charitable organization to research mine safety. Alpha further agreed to cooperate fully with all governmental agencies in all continuing investigations and prosecutions against any individuals that arise out of the UBB explosion and related conduct described in the Agreement until such investigations and prosecutions are concluded.

On February 10, 2014, the Company announced that it had fully complied with the terms of the Agreement and that the Office and the United States Department of Justice had closed the Agreement.

Other than as described above, during the last five years, none of the Alpha Entities or, to Alpha’s best knowledge, none of the directors and executive officers listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

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Index to Exhibits

Exhibit 1	Transaction Agreement, dated as of December 6, 2013, among Foundation PA Coal Company, LLC, Rice Drilling C LLC and Rice Energy Inc. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 001-32331) filed with the Commission on December 9, 2013).

Exhibit 2	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Rice Energy Inc. (File No. 001-36273) filed with the Commission on February 4, 2014), and the First Amendment to the Stockholders’ Agreement, dated August 8, 2014 (Incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q of Rice Energy Inc. (File No. 001-36273) filed with the Commission on August 11, 2014).

Exhibit 3	Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Rice Energy Inc. (File No. 001-36273) filed with the Commission on January 29, 2014).

Exhibit 4	Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Rice Energy Inc. (File No. 001-36273) filed with the Commission on February 4, 2014).

Exhibit 5	Underwriting Agreement, dated as of August 13, 2014, by and among Rice Energy Inc., NGP Rice Holdings LLC, Foundation PA Coal Company, LLC and Goldman, Sachs & Co., as representative of the several underwriters named therein (Incorporated by reference to Exhibit 1.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on August 19, 2014).